Exhibit 99.5

PRESENTED BY: Phase 1 Trial Results with PRAME - targeted T - cell Receptor (TCR) T - cell Therapies in Synovial Sarcoma Dejka M. Araujo 1 , Manik Chatterjee 2 , Diwakar Davar 3 , Leonel Fernando Hernandez - Aya 4 , Ran Reshef 5 , Dmitry Pankov 6 , Delfi Krishna 7 , Friedrich Vollmer 7 , Ana Maia 7 , Regina Mendrzyk 7 , Cedrik Michael Britten 7 , Martin Wermke 8 1 The University of Texas MD Anderson Cancer Center, Houston, TX; 2 University Hospital Wuerzburg, Wuerzburg, Germany; 3 Department of Malignant Hematology and Medical Oncology, Pittsburgh, PA; 4 University of Miami, Miami, FL; 5 Columbia University Irving Medical Center, New York, NY; 6 Immatics, Houston, TX; 7 Immatics Biotechnologies GmbH, Tübingen, Germany; 8 TU Dresden University of Technology, NCT/UCC Early Clinical Trial Unit, Dresden, Germany Dejka M. Araujo, M.D., A bstract #11516

Key Takeaways

- TCR-based therapies enable immune recognition of intracellular tumor antigens presented by cell-surface HLA, expanding the therapeutic landscape beyond targets accessible to conventional immunotherapies
- Anzutresgene autoleucel (anzu-cel, IMA203) and IMA203CD8 are distinct investigational one-time autologous TCR T-cell therapies targeting the cancer-associated antigen PRAME, a novel target for synovial sarcoma
- PRAME-targeted TCR T-cell therapies demonstrate an expected and manageable tolerability profile and durable antitumor activity in patients with metastatic synovial sarcoma
- The potentially transformative clinical activity of PRAME-targeted TCR T-cell therapy in metastatic synovial sarcoma supports further development

HLA, human leukocyte antigen; PRAME, preferentially expressed antigen in melanoma; TCR, T-cell receptor

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PRESENTED BY: Dejka M. Araujo, M.D., Abstract #11516
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Two Distinct Systemic TCR T-cell Therapies Designed to Target the Intracellular Tumor Antigen PRAME


Anzutresgene autoleucel
(anzu-cel, IMA203)
Engineered PRAME-specific TCR

PRAME is expressed in >50 cancers

Indication	% PRAME+ patients[a]
Cutaneous Melanoma	95%
Synovial Sarcoma	**95%**
Uterine Carcinoma	95%
Uterine Carcinosarcoma	95%
Mucosal Melanoma	90%
Uveal Melanoma	90%
Ovarian Carcinoma Subtypes	85%
Squamous Cell NSCLC	70%
Triple-negative Breast Carcinoma	65%
Esophageal Carcinoma Subtype	45%
Small Cell Lung Cancer	45%
Kidney Carcinoma Subtype	40%
Cholangiocarcinoma	35%
HER2-Enriched Breast Carcinoma	30%
Adenocarcinoma NSCLC	25%
Head & Neck Squamous Cell Carcinoma	25%
Bladder Carcinoma	20%
Hepatocellular Carcinoma	20%


IMA203CD8
CD4/CD8 T cells expressing CD8αβ
Engineered PRAME-specific TCR
Th1 cytokines and cytotoxic effector molecules
CD8αβ

Anzutresgene autoleucel and IMA203CD8 are distinct investigational therapies, and their use has not been proven to be safe or effective. These investigational therapies have not been approved by the United States FDA or any other regulatory agency outside of the US. [a] Data on file: PRAME target prevalence is based on a proprietary mass spec-guided expression threshold applied to RNAseq data (approximate values; values between 95-100% shown as 95%).
NSCLC, non-small cell lung cancer; PRAME, preferentially expressed antigen in melanoma; TCR, T-cell receptor.

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Phase 1 Multicenter Trial of Anzu-cel or IMA203CD8 in PRAME+ Solid Tumors

Key Objectives

Primary:
- Tolerability
- Determination of RP2D

Secondary:
- Efficacy
- Pharmacokinetics

Key Eligibility Criteria

- Advanced or metastatic solid tumors
- Age ≥ 18 years
- ECOG PS 0-1
- HLA-A*02:01 positive
- PRAME positive
- No available SOC treatment options
- Measurable disease (RECIST 1.1)
- Adequate organ function



Patient Journey
SCREENING / MANUFACTURING
TREATMENT / OBSERVATION
FOLLOW UP
HLA-A*02:01 Testing
(blood)
Leukapheresis
Lymphodepletion
Fludarabine 30mg/m²
Cyclophosphamide 500mg/m²
Days -6 to -3
Low Dose IL-2[b]
1M IU SUBQ up to 10 days
PRAME Cell Therapy
one-time infusion
PRAME Testing
Biopsy or archived tissue[a]
PRAME Cell Therapy Manufacturing
(~2 weeks)

Patients enrolled to PRAME cell therapy:
- Anzu-cel (IMA203): n=9
- IMA203CD8: n=12

IMA203-101: NCT03686124; [a] PRAME testing no longer required for indications with high PRAME prevalence, including synovial sarcoma; [b] outpatient IL-2 administration at investigator's discretion. ECOG PS, Eastern Cooperative Oncology Group Performance Status; IL, interleukin; IU, international unit; HLA, human leukocyte antigen; PRAME, preferentially expressed in melanoma; RECIST, Response Evaluation Criteria in Solid Tumors; SOC, Standard of Care; SUBQ, subcutaneous

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PRESENTED BY: All Patients Had Metastatic Synovial Sarcoma Includes 1 patient treated with anzu - cel and post - PD with IMA203CD8;  ECOG, Eastern Cooperative Oncology Group Performance Status; LDH, lactate dehydrogenase; SLD, sum of longest diameter(s); TCR , T - cell receptor; ULN, upper limit of normal. IMA203CD8 Anzu - cel (IMA203) n=12 n=9 46 (20, 66) 49 (20, 63) Age, median (range) 4 (33) 3 (33) Female , n (%) 2 (17) 2 (22) ECOG PS 1 , n (%) 4 (33) 5 (56) LDH ≥1 x ULN, n (%) 8.1 (1.2, 41.1) 10.9 (3.8, 14.8) Tumor burden Target lesion SLD [cm], median (range) 2 (1, 5) 2 (2, 4) Target lesions, n, median (range) 11 (92) 5 (56) Lung metastasis, n (%) 2 (17) 1 (11) Bone metastasis, n (%) Baseline Characteristics IMA203CD8 Anzu - cel (IMA203) n=12 n=9 9 (75) 12 (100) 5 (42) 5 (42) 1 (8) 7 (78) 9 (100) 5 (56) 4 (44) 3 (33) Prior treatment, n (%) Radiation Chemotherapy, n (%) Targeted therapies, n (%) Pazopanib TCR T - cell therapy, n (%) 2 (1, 5) 5 (42) 3 (1, 6) 5 (56) Prior lines of systemic treatment Median, (range) ≥3, n (%) Treatment Experience n=12 n=9 Dose 1.59 (0.89, 10.00) 0.63 (0.35, 9.36) Total TCR T cells [x10 9 ], median (range) Data cutoff Mar 30, 2026 Dejka M. Araujo, M.D., A bstract #11516 PF1 SH2

PRESENTED BY: Anzu - cel (IMA203): Tolerability in Synovial Sarcoma a From start of LD - chemotherapy b From anzu - cel (IMA203) infusion. CRS, cytokine release syndrome; HLH, hemophagocytic lymphohistiocytosis; ICANS, immune effector cell - associated neurotoxicity sy ndrome; LD, lymphodepletion; TEAE, treatment - emergent adverse event. • Most frequent TEAEs were anticipated cytopenias associated with LD • No late onset or prolonged (Day ≥90 a ) grade ≥3 events observed, except for leukopenia and/or neutropenia in 2 patients • AESIs were low - grade (1 - 2), occurred by Day 30 b , and were transient • CRS was low - grade (1 - 2), expected and manageable, and resolved within 2 weeks • No HLH • 1 case of ICANS grade 1; onset Day 5, resolved in 2 days Adverse events of special interest (AESI) Grade ≥ 3 Any Grade Preferred term, n (%) 8 (89) 9 (100) Neutropenia 8 (89) 8 (89) Leukopenia 5 (56) 7 (78) Anemia 7 (78) 7 (78) Lymphopenia 4 (44) 7 (78) Thrombocytopenia 0 6 (67) Fatigue 0 6 (67) Nausea 0 5 (56) Vomiting 0 4 (44) Constipation 0 4 (44) Diarrhea 0 4 (44) Rash 0 3 (33) Alkaline phosphatase elevation 0 3 (33) Creatinine elevation 0 3 (33) Hypocalcemia 0 3 (33) Hypokalemia 0 3 (33) Hyponatremia 0 3 (33) Hypophosphatemia 0 3 (33) Insomnia 0 3 (33) Proteinuria 0 3 (33) Pyrexia 0 3 (33) Sinus tachycardia 0 3 (33) Transaminase elevation N=9 6 (67) CRS, any grade, n (%) 3 (33) Grade 1 3 (33) Grade 2 0 HLH, any grade, n (%) 1 (11) ICANS, any grade, n (%) 1 (11) Grade 1 TEAEs in ≥25% of patients (N=9) Data cutoff Mar 30, 2026 Dejka M. Araujo, M.D., A bstract #11516

PRESENTED BY: Anzu - cel (IMA203) : BOR in Patients with Synovial Sarcoma (n=9) 'DWDFXW  RII       3RSXODWLRQ  6\QRYLDO6DUFRPD  ,0$  6SLGHU3ORW 6DUFRPD ,QGLFDWLRQ 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67             0RQWKVSRVW7FHOOLQIXVLRQ              7DUJHW/HVLRQVIURP%DVHOLQH >@ &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI 3' %DVHOLQH 35 Clinical activity including durable responses observed at all dose levels M e dian dose: 0.63 x10 9 total TCR T cells Best overall response (RECIST 1.1) SD PR cPR Change in Sum of Longest Diameter of Target Lesions from Baseline (%)                ,QGLFDWLRQ           7DUJHW/HVLRQVIURP%DVHOLQH 5(&,67    %HVW  &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI %DVHOLQH :DWHUIDOO3ORW 3RSXODWLRQ  6\QRYLDO6DUFRPD  ,0$  'DWDFXW  RII       25 0 - 25 - 50 - 75 - 100 Baseline Change in Sum of Longest Diameter of Target Lesions from Baseline (%) a One patient with non - evaluable post - BL scan non included in assessment of tumor reduction and not depicted in plot but assessed for ORR calculation . ORR: according to RECIST 1.1 at any post - BL scan, PD or death at any prior timepoint; b Confirmed ORR for patients with ≥2 post - BL scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfi rmed PR/CR were excluded. BL , baseline; (c)ORR, (confirmed) objective response rate; (c)PR , (confirmed) partial response; DCR, disease control rate; mDOR , median duration of response; mFU , median follow - up; NR, not reached; PD , progressive disease; SD , stable disease; TCR, T - cell receptor . Baseline PD PR Data cutoff Mar 30, 2026 Tumor reduction: 88% (7/8) 56% (5/9) ORR a 33% (3/9) cORR b 89% (8/9) DCR (at week 6) 10.5 (4.4, 23) NR mDOR (range), months mFU DL2 DL3 DL5 DL2 DL2 DL2 DL5 DL5 Dejka M. Araujo, M.D., A bstract #11516

IMA203CD8: Tolerability in Synovial Sarcoma

TEAEs in ≥25% of patients (N=12)

	Any Grade	Grade ≥3
Neutropenia	12 (100)	12 (100)
Anemia	11 (92)	6 (50)
Thrombocytopenia	11 (92)	4 (33)
Transaminase elevation	11 (92)	1 (8)
Lymphopenia	9 (75)	9 (75)
Nausea	8 (67)	0
Fatigue	6 (50)	0
Rash	5 (42)	0
Creatinine elevation	4 (33)	1 (8)
Constipation	4 (33)	0
Headache	4 (33)	0
Hyponatremia	4 (33)	0
Hypophosphatemia	4 (33)	1 (8)
Pyrexia	4 (33)	0
Testicular/scrotal disorders[a]	4 (33)	0
Back pain	3 (25)	0
Dyspnoea	3 (25)	0
Hypertension	3 (25)	2 (17)
Insomnia	3 (25)	0
Edema peripheral	3 (25)	0

Adverse events of special interest (AESI)

	N=12
CRS, any grade, n (%)	**12 (100)**
Grade 1	5 (42)
Grade 2	5 (42)
Grade 3	2 (17)
HLH, any grade, n (%)	**0**
ICANS, any grade, n (%)	**0**

- Most frequent TEAEs were anticipated cytopenias associated with lymphodepletion
- Infrequent long-term (Day ≥ 90) grade ≥3 TEAEs included cytopenias (n=6) and/or hypertension (n=2)
- AESIs were low-grade (1-2), occurred early, and were transient
  - CRS was mostly low-grade (1-2), expected and manageable
  - No HLH or ICANS
- 1 DLT[b] at DL4b (MTD not reached[c])

[a] Testicular/scrotal disorders includes grouped terms; [b] Grade 3 CRS with transient Grade 3 hepatotoxicity improved to Grade 2 within 10 days; CRS resolved completely without need for vasopressors/ventilator support; [c] Further modification of the inclusion/exclusion criteria and IL-2 scheme allowed continuation of dose escalation from DL4c up to present DL7; CRS, cytokine release syndrome; HLH, hemophagocytic lymphohistiocytosis; ICANS, immune effector cell-associated neurotoxicity syndrome; LD, lymphodepletion; MTD, maximum tolerated dose; TEAE, treatment-emergent adverse event.

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PRESENTED BY: 'DWDFXW  RII       3RSXODWLRQ  6\QRYLDO6DUFRPD  ,0$  &'  6SLGHU3ORW 6DUFRPD ,QGLFDWLRQ 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67    3' 3' %DVHOLQH %DVHOLQH 35 35           0RQWKVSRVW7FHOOLQIXVLRQ              7DUJHW/HVLRQVIURP%DVHOLQH >@ &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI 2QJRLQJ IMA203CD8: BOR in Patients with Synovial Sarcoma (n=12) a ORR: according to RECIST 1.1 at any post - BL scan, PD or death at any prior timepoint; cORR : according to RECIST 1.1 for patients with ≥2 post - BL scans, PD or death at any prior timepoint; b Confirmed ORR for patients with ≥2 post - BL scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were excluded. BL , baseline; BOR , best overall response; (c)CR , (confirmed) complete response; (c)ORR, (confirmed) objective response rate; (c)PR , (confirmed) partial response; DCR, disease control rate; mDOR , median duration of response; mFU , median follow - up; NR, not reached; PD , progressive disease; SD , stable disease; TCR, T - cell receptor. Clinical activity including durable responses observed at all dose levels Median dose: 1.59 x10 9 total TCR T cells Best overall response (RECIST 1.1) PD SD PR cPR CR cCR Ongoing                        ,QGLFDWLRQ           %HVW  &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI7DUJHW/HVLRQVIURP%DVHOLQH 5(&,67    %DVHOLQH 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67    2QJRLQJ :DWHUIDOO3ORW 3RSXODWLRQ  6\QRYLDO6DUFRPD  ,0$  &'  'DWDFXW  RII       25 0 - 25 - 50 - 75 - 100 Change in Sum of Longest Diameter of Target Lesions from Baseline (%) 15 - 1 - 18 - 26 - 41 - 42 - 50 - 61 - 66 - 73 - 77 - 100 BL Data cutoff Mar 30, 2026 Tumor reduction: 92% (11/12) DL4a DL3 DL4a DL4b DL7 DL3 DL4a DL4a DL4a DL4a DL4a DL4b Dejka M. Araujo, M.D., A bstract #11516 67% (8/12) ORR a 64% (7/11) cORR b 100% (12/12) DCR (at week 6) 14.8 (3.7, 31.8+) 31.0 mDOR (range), months mFU

Patient Case: Long-Term Disease Control of >4 Years After Prior TCR T-cell Therapies

Male, 49 y/o at first trial enrollment

Analysis of single lesions over time

Target lesion site	Status at the time of PD with anzu-cel (IMA203)
Right pulmonary hilum metastasis	PD
Right infrahilar lymph node (lymphadenopathy)	New lesion
Right pleura metastasis	No evidence of disease
Right pleura metastasis[a]	Suspected fibrosis - touch preps were acellular; not selected as target lesion for IMA203CD8[a]



Anzu-cel
Apr 2021
IMA203CD8
Oct 2023
Last anzu-cel scan
IMA203CD8 BL scan
cPD
PD
BL
PR
New Lesion
Change in Longest Diameter from Baseline [%]
100
75
50
25
-25
-50
-75
-100
0
12
24
36
48
60
Months from T Cell Infusion (IMA203)

Initial Diagnosis
Sep 2011

Soft tissue sarcoma
Subtype: synovial sarcoma

Prior Systemic Treatments
Oct 2011 – Sep 2019

2011-2012:	Chemotherapy	BOR: CR
2018:	TKI (Pazopanib)	BOR: SD
2019:	MAGE-A4-directed TCR T-cell therapy	BOR: SD

Anzu-cel (IMA203)
Apr 2021

Dose:	0.4 x 10^9 total TCR T cells
BL tumor burden:	8.4 cm
No of lesions:	3
BOR:	cPR (-46%)
PFS:	24.4 months

IMA203CD8
Oct 2023

Dose:	1.8 x 10^9 total TCR T cells
BL tumor burden:	6.1 cm
No of lesions:	2
BOR:	**ongoing cPR (-48%)**
PFS:	**ongoing at 29.4 months**

[a] At time of IMA203CD8 infusion, right pleura metastasis not selected as a target lesion; subsequent PET-CT on April 2025 demonstrated no evidence of FDG-avid malignancy
BL, baseline; BOR, best overall response; CR, complete response; cPR, confirmed partial response; DL, dose level; PD, progressive disease; PFS, progression-free survival; SD, stable disease; TKI, Tyrosine Kinase Inhibitor.

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PRESENTED BY: Dejka M. Araujo, M.D., Abstract #11516
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Key Takeaways

- TCR-based therapies enable immune recognition of intracellular tumor antigens presented by cell-surface HLA, expanding the therapeutic landscape beyond targets accessible to conventional immunotherapies
- Anzutresgene autoleucel (anzu-cel, IMA203) and IMA203CD8 are distinct investigational one-time autologous TCR T-cell therapies targeting the cancer-associated antigen PRAME, a novel target for synovial sarcoma
- PRAME-targeted TCR T-cell therapies demonstrate an expected and manageable tolerability profile and durable antitumor activity in patients with metastatic synovial sarcoma
- The potentially transformative clinical activity of PRAME-targeted TCR T-cell therapy in metastatic synovial sarcoma supports further development

HLA, human leukocyte antigen; PRAME, preferentially expressed antigen in melanoma; TCR, T-cell receptor.

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PRESENTED BY: Dejka M. Araujo, M.D., Abstract #11516
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PRESENTED BY: Thank you — Trial Participants & Caregivers University Hospital Dresden University Hospital Würzburg University Hospital Hamburg IMA203 - 101 Phase 1 Trial ( patients with synovial sarcoma) Sponsor: Immatics University of Pittsburgh Medical Center UT MD Anderson United States University of Miami Health System Columbia University Medical Center Germany Data cutoff Mar 30, 2026 Dejka M. Araujo, M.D., A bstract #11516

PRESENTED BY: Appendix Dejka M. Araujo, M.D., A bstract #11516

PRESENTED BY: Anzu - cel Phase 1 Study Design Data cutoff Mar 30, 2026 Total TCR T cells calculated from defined number of TCR T cells/m2 body surface area (BSA) per dose level x 1.8 m2 BSA (BSA o f a verage patient). BSA, body surface area; DL, dose level; DLT, dose - limiting toxicity; TCR, T - cell receptor. Total n=9 patients with synovial sarcoma DL1 (n=0) ~0.07 - 0.11 x 10 9 total TCR T cells DL2 (n=4) ~0.22 – 0.32 x 10 9 total TCR T cells DL3 (n=2) ~0.36 – 0.86 x 10 9 total TCR T cells DL4 (n=0) ~0.36 - 2.16 x 10 9 total TCR T cells DL5 (n=3) ~2.16 – 8.46 x 10 9 total TCR T cells Phase 1b Dose Expansion at RP2D (1 - 10 billion total TCR T cells) Dejka M. Araujo, M.D. Data cutoff Mar 30, 2026

Patients with Synovial Sarcoma Treated with Anzu-cel (IMA203) in Phase 1

Indication	No of prior systemic treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [x10^9]	DL	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
Synovial Sarcoma	1	Chemotherapy	3.94	DL5	PR	-75	Unconfirmed response until 2.8 months PFS	Target and non-target progression
Synovial Sarcoma	2	TNFα + chemotherapy (melphalan) Chemotherapy	6.01	DL5	cPR	-69	Response until 11.9 months PFS	Target progression and new lesions
Synovial Sarcoma	2	Chemotherapy Chemotherapy	0.39	DL2	cPR	-61	Response until 5.8 months PFS	Target progression
Synovial Sarcoma	3	Chemotherapy Pazopanib MAGEA4 TCR T-cell therapy	0.41	DL2	cPR	-46	Response until 24.4 months PFS	Target progression
Synovial Sarcoma	2	Chemotherapy Chemotherapy	0.35	DL2	PR	-40	Unconfirmed response until 2.5 months PFS	Target and non-target progression
Synovial Sarcoma	5	Chemotherapy Pazopanib Exp. therapy (NY-ESO-1 TCR T cells) Pazopanib Exp. therapy (CFT8634)	9.36	DL5	SD	-26	Disease stabilization until 1.4 months PFS	Clinical PD
Synovial Sarcoma[a]	6	Chemotherapy Chemotherapy Chemotherapy Chemotherapy Pazopanib MAGEA4 TCR T-cell therapy	0.81	DL3	SD	-2	Disease stabilization until 2.8 months PFS	Clinical PD
Synovial Sarcoma	3	Chemotherapy Pazopanib Chemotherapy	0.37	DL2	SD	5	Disease stabilization until 2.5 months PFS	Target progression
Synovial Sarcoma	5	Chemotherapy Chemotherapy Chemotherapy Chemotherapy Pazopanib + chemotherapy	0.63	DL3	PD	n/a	Progressive disease at 1.4 months PFS	Non-target progression

[a] presented patient case; BOR, best overall response; DL, dose level; (c)PR, (confirmed) partial response; SD, stable disease; PD, progressive disease; PFS, progression free survival.

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PRESENTED BY: Phase 1a Dose Escalation Study Design 1 Based on initial safety data observed with anzu - cel (IMA 203 ), dose escalation for IMA 203 CD 8 was initiated at DL 3 ; 2 DL 4 a cleared in Dec 2023 ; 3 DLTs at DL 4 b triggered modifications of the eligibility criteria, adapted patient population is treated with DL 4 c . Each dose level ≥ DL 4 c is evaluated “ IL - 2 : start without IL - 2 ; if considered tolerable, either add IL - 2 at the same dose, or escalate to the next dose without IL - 2 ; total TCR T cells calculated from defined number of TCR T cells/m 2 BSA per dose level x 1 . 8 m 2 BSA (BSA of average patient) . BSA, body surface area ; DL, dose level ; DLT, dose - limiting toxicity ; IL, interleukin ; TCR, T - cell receptor . DL3 1 (n=2) ~0.36 - 0.86 x 10 9 total TCR T cells DL4a 2 (n=7) ~0.87 - 1.44 x 10 9 total TCR T cells DL4b 3 (n=2) ~1.45 - 2.16 x 10 9 total TCR T cells DL4c (n=0) ~1.45 - 2.16 x 10 9 total TCR T cells DL5 (n=0) ~2.17 - 3.6 x 10 9 total TCR T cells DL6 (n= 0 ) ~3.6 - 7.2 x 10 9 total TCR T cells DL7 (n=1) ~ 7.2 - 10 x 10 9 total TCR T cells Median dose of 1.59 billion total IMA203CD8 TCR T cells Total n=12 patients with synovial sarcoma ц Low Dose IL - 2 Dejka M. Araujo, M.D. Data cutoff Mar 30, 2026 PF1

Patients with Synovial Sarcoma Treated with IMA203CD8 in Phase 1

Indication	No of prior systemic treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [x10⁹]	DL	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
Synovial Sarcoma	1	Chemotherapy	2.05	4b	cCR	-100	Ongoing response at 32.4 months PFS	
Synovial Sarcoma	1	Chemotherapy	1.15	4a	cPR	-77	Response until 16.1 months PFS	Target progression
Synovial Sarcoma	2	Chemotherapy Chemotherapy	1.56	4a	cPR	-73	Ongoing response at 34.7 months PFS	
Synovial Sarcoma	3	Chemotherapy Pazopanib Chemotherapy	1.61	4a	cPR	-66	Response until 6.1 months PFS	Target and non-target progression and news lesions
Synovial Sarcoma	3	Chemotherapy Pazopanib MAGEA4 TCR T-cell therapy	1.81	4a	cPR	-61	Ongoing response at 29.4 months PFS	
Synovial Sarcoma	1	Chemotherapy	1.53	4a	cPR	-50	Response until 5.7 months PFS	Target and non-target progression
Synovial Sarcoma	2	Pazopanib + chemotherapy Pazopanib	1.00	3	cPR	-42	Response until 4.9 months PFS	Target and non-target progression and new lesions
Synovial Sarcoma	1	Chemotherapy	10.00	7	PR	-41	Ongoing response at 6.7 months PFS (confirmatory scan results pending)	
Synovial Sarcoma	3	Chemotherapy Pazopanib Pazopanib	1.49	4b	SD	-26	Disease stabilization until 5.5. months PFS	Target progression and new lesions
Synovial Sarcoma	1	Chemotherapy	1.75	4a	SD	-18	Disease stabilization until 2.8 months PFS	Target progression
Synovial Sarcoma	5	Chemotherapy Chemotherapy Chemotherapy Chemotherapy Chemotherapy	0.89	3	SD	-1	Disease stabilization until 2.8 months PFS	Non-target progression and new lesions
Synovial Sarcoma	5	Chemotherapy Chemotherapy Chemotherapy Pazopanib Chemotherapy	1.68	4a	SD	15	Disease stabilization until 2.9 months PFS	Clinical PD

BOR, best overall response; DL, dose level; cCR, confirmed complete response; (c)PR, (confirmed) partial response; SD, stable disease. PFS, progression free survival.

2026 ASCO ANNUAL MEETING #ASCO26
PRESENTED BY: Dejka M. Araujo, M.D.
Presentation is property of the author and ASCO. Permission required for reuse; contact permissions@asco.org.
Data cutoff Mar 30, 2026
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